UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 2, 2026

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2025 (Nine months ended December 31, 2025) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	February 2, 2026

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Hikaru Osuga	General Manager of Accounting	Phone:	+81-3-6838-6101
Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		-
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2025 (for the nine months ended December 31, 2025)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
3Q F2025	6,613,425	(6.5)	1,254,665	11.3	1,019,890	19.2
3Q F2024	7,073,521	14.8	1,126,538	27.6	855,374	33.1

Note:	Comprehensive Income: 3Q F2025: ¥1,293,489 million, 103.0%; 3Q F2024: ¥637,001 million, (34.5)%

	Earnings per Share of Common Stock	Diluted Earnings per Share of Common Stock
	¥	¥
3Q F2025	409.21	409.21
3Q F2024	337.64	337.64

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2025	297,570,168	11,258,748	3.7
Fiscal 2024	283,320,404	10,523,753	3.6

Reference:	Own Capital:
As of December 31, 2025: ¥11,175,386 million; As of March 31, 2025: ¥10,442,211 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2024	—	65.00	—	75.00	140.00
Fiscal 2025	—	72.50	—
Fiscal 2025 (estimate)				72.50	145.00

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No

3. Consolidated Earnings Estimates for Fiscal 2025 (for the fiscal year ending March 31, 2026)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Earnings per Share of Common Stock
	¥ million	%	¥
Fiscal 2025	1,130,000	27.6	454.39

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2025: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of outstanding shares (excluding treasury stock and others) during the 1Q, 2Q and 3Q and the number of outstanding shares during the remainder of the relevant period (which is substituted with the number of outstanding shares (excluding treasury stock and others) as of December 31, 2025).

Notes

(1) Significant changes in the scope of consolidation during the period: No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i.	Changes in accounting policies due to revisions of accounting standards: No

ii.	Changes in accounting policies other than i above: No

iii.	Changes in accounting estimates: No

iv.	Restatements: No

(4) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of December 31, 2025	2,489,848,594 shares	As of March 31, 2025	2,513,757,794 shares
ii. Period-end treasury stock:	As of December 31, 2025	19,676,300 shares	As of March 31, 2025	4,233,302 shares
iii. Average outstanding shares (accumulated period):	3Q Fiscal 2025	2,492,291,775 shares	3Q Fiscal 2024	2,533,336,417 shares

Review of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: No

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 29, 2025, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1. Overview of Consolidated Results of Operations and Financial Condition	p.1-2

2. Quarterly Consolidated Financial Statements and Others	p.1-3
(1) Consolidated Balance Sheets	p.1-3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
(3) Notes regarding Consolidated Financial Statements	p.1-7
(The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements)
(Matters Related to the Assumption of Going Concern)
(Significant Changes in the Amount of Shareholders’ Equity)
(Business Segments Information)
(Consolidated Statement of Cash Flows)
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2025

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Condition

The subject matter is described in the “Summary of Financial Results for the Third Quarter of FY2025” disclosed on February 2, 2026 (Monday), which is available on our web page at https://www.mizuhogroup.com/investors/financial-information/financial-statements.

The information is posted under the Financial Statements (under Japanese GAAP) of Mizuho Financial Group, FY2025, Third Quarter, on the above web page.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	(Millions of yen)
	As of March 31, 2025	As of December 31, 2025
Assets
Cash and Due from Banks	¥72,483,086	¥61,088,086
Call Loans and Bills Bought	688,473	799,312
Receivables under Resale Agreements	28,107,374	30,246,516
Guarantee Deposits Paid under Securities Borrowing Transactions	2,078,999	1,821,774
Monetary Claims Bought	3,932,427	4,132,905
Trading Assets	22,240,796	30,244,912
Money Held in Trust	632,025	659,189
Securities	34,307,574	41,584,796
Loans and Bills Discounted	94,108,757	98,669,026
Foreign Exchanges	2,237,879	3,037,702
Derivatives other than for Trading Assets	3,497,747	5,678,933
Other Assets	7,008,874	6,304,046
Tangible Fixed Assets	1,122,592	1,126,690
Intangible Fixed Assets	808,897	875,488
Net Defined Benefit Asset	758,783	597,079
Deferred Tax Assets	237,630	208,829
Customers’ Liabilities for Acceptances and Guarantees	9,824,242	11,062,191
Allowance for Loan Losses	(755,751)	(567,310)
Allowance for Investment Losses	(5)	(3)

Total Assets	¥283,320,404	¥297,570,168

1-3

Mizuho Financial Group, Inc.

	$		$
	(Millions of yen)
	As of March 31, 2025		As of December 31, 2025
Liabilities
Deposits		¥158,746,762		¥159,038,899
Negotiable Certificates of Deposit		14,398,784		15,411,587
Call Money and Bills Sold		2,745,165		3,030,490
Payables under Repurchase Agreements		38,393,650		37,741,278
Guarantee Deposits Received under Securities Lending Transactions		1,604,389		2,176,891
Commercial Paper		2,138,133		3,529,066
Trading Liabilities		14,290,572		18,043,450
Borrowed Money		4,008,514		4,610,545
Foreign Exchanges		840,486		1,257,430
Short-term Bonds		724,118		755,450
Bonds and Notes		12,877,794		14,750,267
Due to Trust Accounts		950,946		912,160
Derivatives other than for Trading Liabilities		4,566,669		7,119,207
Other Liabilities		6,267,822		6,508,239
Reserve for Bonus Payments		224,246		180,396
Reserve for Variable Compensation		2,226		2,139
Net Defined Benefit Liability		68,259		68,078
Reserve for Director and Corporate Auditor Retirement Benefits		484		447
Reserve for Possible Losses on Sales of Loans		1,266		2,041
Reserve for Contingencies		22,542		17,525
Reserve for Reimbursement of Deposits		7,146		5,363
Reserve for Reimbursement of Debentures		19,965		13,854
Reserves under Special Laws		4,247		4,244
Deferred Tax Liabilities		21,155		24,888
Deferred Tax Liabilities for Revaluation Reserve for Land		47,059		45,281
Acceptances and Guarantees		9,824,242		11,062,191

Total Liabilities		¥272,796,651		¥286,311,419

Net Assets
Common Stock		¥2,256,767		¥2,256,767
Capital Surplus		1,129,730		1,129,730
Retained Earnings		6,046,578		6,601,421
Treasury Stock		(9,462)		(96,032)

Total Shareholders’ Equity		9,423,614		9,891,886

Net Unrealized Gains (Losses) on Other Securities		867,697		1,352,834
Deferred Gains (Losses) on Hedges		(465,204)		(747,578)
Revaluation Reserve for Land		98,680		94,820
Foreign Currency Translation Adjustments		398,783		488,839
Remeasurements of Defined Benefit Plans		119,654		95,617
Own Credit Risk Adjustments, Net of Tax		(1,014)		(1,035)

Total Accumulated Other Comprehensive Income		1,018,596		1,283,500

Stock Acquisition Rights		5		5
Non-Controlling Interests		81,536		83,356

Total Net Assets		10,523,753		11,258,748

Total Liabilities and Net Assets		¥283,320,404		¥297,570,168

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Millions of yen)
	For the nine months ended December 31, 2024	For the nine months ended December 31, 2025
Ordinary Income	¥7,073,521	¥6,613,425
Interest Income	4,730,018	4,388,089
Interest on Loans and Bills Discounted	2,151,051	2,056,553
Interest and Dividends on Securities	644,732	663,414
Trust Fees	45,532	48,691
Fee and Commission Income	822,102	939,311
Trading Income	823,101	657,328
Other Operating Income	301,963	267,167
Other Ordinary Income	350,803	312,837
Ordinary Expenses	5,946,983	5,358,759
Interest Expenses	3,992,754	3,397,722
Interest on Deposits	1,358,432	1,260,249
Fee and Commission Expenses	169,144	182,840
Trading Expenses	—	1,076
Other Operating Expenses	295,236	140,056
General and Administrative Expenses	1,357,822	1,509,167
Other Ordinary Expenses	132,025	127,895

Ordinary Profits	1,126,538	1,254,665

Extraordinary Gains	50,888	80,053
Extraordinary Losses	10,189	11,496

Profit before Income Taxes	1,167,237	1,323,223

Income Taxes:
Current	266,799	347,848
Deferred	42,105	(48,495)

Total Income Taxes	308,905	299,353

Profit	858,331	1,023,869

Profit Attributable to Non-controlling Interests	2,956	3,978

Profit Attributable to Owners of Parent	¥855,374	¥1,019,890

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	(Millions of yen)
	For the nine months ended December 31, 2024	For the nine months ended December 31, 2025
Profit	¥858,331	¥1,023,869
Other Comprehensive Income (Loss)	(221,329)	269,620
Net Unrealized Gains (Losses) on Other Securities	(201,505)	485,667
Deferred Gains (Losses) on Hedges	(50,624)	(282,549)
Foreign Currency Translation Adjustments	58,818	109,125
Remeasurements of Defined Benefit Plans	(23,354)	(23,834)
Own Credit Risk Adjustments, Net of Tax	(672)	(20)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(3,989)	(18,769)

Comprehensive Income	637,001	1,293,489

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	633,897	1,288,653
Comprehensive Income Attributable to Non-controlling Interests	3,104	4,835

1-6

Mizuho Financial Group, Inc.

(3) Notes regarding Consolidated Financial Statements

(The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements)

The quarterly consolidated financial statements, that is, the quarterly consolidated balance sheet, the quarterly consolidated statement of income, the quarterly consolidated statement of comprehensive income, and these notes, have been prepared in accordance with Article 4, Paragraph 1 of the Tokyo Stock Exchange, Inc.’s Standards for the Preparation of Quarterly Financial Statements (the Standards) and accounting principles for quarterly financial statements generally accepted in Japan. However, the omission of disclosures as prescribed in Article 4, Paragraph 2 of the Standards applies.

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Significant Changes in the Amount of Shareholders’ Equity)

There is no applicable information.

(Business Segments Information)

1.	Summary of reportable segments

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segments information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

1-7

Mizuho Financial Group, Inc.

2.

Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others, and Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others by reportable segment

For the nine months ended December 31, 2024

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	587,615	437,778	613,095	505,430	43,974	119,069	2,306,961
General and Administrative Expenses (excluding Non-Recurring Losses and others)	513,811	174,263	337,753	266,489	28,313	50,006	1,370,635
Equity in Income from Investments in Affiliates	5,814	8,234	20,874	—	580	3,163	38,665
Amortization of Goodwill and others	4	618	4,794	—	4,587	773	10,776
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	79,614	271,131	291,422	238,941	11,654	71,453	964,215

Notes:	1.	Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥41,378 million, of which ¥36,316 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April 2025, reclassification was made on the above table to reflect the relevant change.

For the nine months ended December 31, 2025

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others	691,759	508,623	646,181	596,778	55,031	126,317	2,624,689
General and Administrative Expenses (excluding Non-Recurring Losses and others)	549,171	182,441	370,896	294,812	36,049	70,672	1,504,041
Equity in Income from Investments in Affiliates	6,602	10,299	21,649	—	(2,252)	1,825	38,123
Amortization of Goodwill and others	999	618	3,890	—	4,294	691	10,492
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	148,191	335,863	293,044	301,966	12,436	56,778	1,148,278

Notes:	1.	Gross Profits (excluding the amounts of credit costs of trust accounts) + Net Gains (Losses) related to ETFs and others is reported instead of sales reported by general corporations. Net Gains (Losses) related to ETFs and others amounted to ¥45,797 million, of which ¥39,800 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

1-8

Mizuho Financial Group, Inc.

3.

The difference between the total amounts of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others derived from internal management reporting are different from Profit before Income Taxes recorded in the Quarterly Consolidated Statement of Income.

The differences for the nine months ended December 31, 2024 and 2025 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2024	For the nine months ended December 31, 2025
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general allowance for loan losses) + Net Gains (Losses) related to ETFs and others	964,215	1,148,278
General and Administrative Expenses (Non-Recurring Losses)	23,588	5,366
Expenses related to Portfolio Problems (including reversal of (provision for) general allowance for loan losses)	(16,517)	(55,246)
Gains on Reversal of Allowance for Loan Losses, and others	55,066	2,897
Net Gains (Losses) related to Stocks - Net Gains (Losses) related to ETFs and others	114,448	160,007
Net Extraordinary Gains (Losses)	40,698	68,557
Others	(14,263)	(6,637)

Profit before Income Taxes recorded in Quarterly Consolidated Statement of Income	1,167,237	1,323,223

(Consolidated Statement of Cash Flows)

We have not prepared Quarterly Consolidated Statement of Cash Flows for the nine months ended December 31, 2025. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the nine months ended December 31, 2024 and 2025 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2024	For the nine months ended December 31, 2025
Depreciation	143,574	168,147
Amortization of Goodwill	5,646	6,776

1-9

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2025

(Nine months ended December 31, 2025)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes: “CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”) “NON”:Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2025	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

5. Status of Deposits and Loans	NON		2-11

Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-13
Comparison of Non-Consolidated Statements of Income (selected items)			2-14

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of geopolitical disruptions; intensification of competition in the market for financial services; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and the effects of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 29, 2025, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2025

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2025 (Accumulated Period)		Third Quarter of Fiscal 2024 (Accumulated Period)
			Change
Consolidated Gross Profits	1	2,578.8	313.3	2,265.5
Net Interest Income	2	990.3	253.1	737.2
Trust Fees	3	48.6	3.1	45.5
Credit Costs of Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	756.4	103.5	652.9
Net Trading Income	6	656.2	(166.8)	823.1
Net Other Operating Income	7	127.1	120.3	6.7
General and Administrative Expenses	8	(1,509.1)	(151.3)	(1,357.8)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses)	9	(55.2)	(38.7)	(16.5)
Gains on Reversal of Allowance for Loan Losses, and others	10	2.8	(52.1)	55.0
Net Gains (Losses) related to Stocks	11	205.8	49.9	155.8
Equity in Income from Investments in Affiliates	12	38.1	(0.5)	38.6
Other	13	(6.6)	7.6	(14.2)

Ordinary Profits	14	1,254.6	128.1	1,126.5

Net Extraordinary Gains (Losses)	15	68.5	27.8	40.6
Profit before Income Taxes	16	1,323.2	155.9	1,167.2
Income Taxes	17	(299.3)	9.5	(308.9)
Profit	18	1,023.8	165.5	858.3
Profit Attributable to Non-controlling Interests	19	(3.9)	(1.0)	(2.9)

Profit Attributable to Owners of Parent	20	1,019.8	164.5	855.3

Credit-related Costs (including Credit Costs of Trust Accounts)	21	(52.3)	(90.8)	38.5

Credit-related Costs [21] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Allowance for Loan Losses) [9] + Gains on Reversal of Allowance for Loan Losses, and others [10] + Credit Costs of Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	1,102.4	179.6	922.8

Consolidated Net Business Profits [22] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	266	35	231
Number of affiliates under the equity method	24	26	(1)	27

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2025 (Accumulated Period)				Third Quarter of Fiscal 2024 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,466.6	122.5	1,589.1	254.2	1,334.9
Net Interest Income	2	980.1	38.8	1,018.9	222.6	796.2
Trust Fees	3		49.0	49.0	3.2	45.8
Trust Fees for Jointly Operated Designated Money Trust	4		2.5	2.5	(0.1)	2.7
Credit Costs of Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	311.1	34.0	345.2	28.8	316.3
Net Trading Income	7	155.9		155.9	(15.1)	171.1
Net Other Operating Income	8	19.3	0.5	19.9	14.6	5.3
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(719.9)	(63.6)	(783.5)	(47.1)	(736.4)

Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) (1)	10	746.7	58.8	805.6	207.0	598.5
Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas (2)	11	756.6	58.5	815.2	220.1	595.0
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	735.4	58.5	794.0	209.1	584.8

Reversal of (Provision for) General Allowance for Loan Losses	13	(6.5)	—	(6.5)	(6.5)	—

Net Business Profits	14	740.2	58.8	799.0	200.5	598.5
Net Gains (Losses) related to Bonds	15	(9.9)	0.2	(9.6)	(13.0)	3.4

Net Non-Recurring Gains (Losses)	16	115.9	14.9	130.8	(82.0)	212.9
Net Gains (Losses) related to Stocks	17	179.2	11.3	190.5	41.5	149.0
Expenses related to Portfolio Problems	18	(49.5)	—	(49.5)	(31.9)	(17.6)
Gains on Reversal of Allowances for Loan Losses, and others	19	2.1	1.1	3.2	(55.5)	58.7
Other	20	(15.8)	2.4	(13.4)	(36.1)	22.7
Ordinary Profits	21	856.1	73.8	929.9	118.4	811.5

Net Extraordinary Gains (Losses)	22	49.2	23.5	72.8	33.0	39.7
Profit before Income Taxes	23	905.4	97.3	1,002.7	151.5	851.2
Income Taxes	24	(203.8)	(20.6)	(224.4)	1.8	(226.3)

Profit	25	701.5	76.7	778.2	153.4	624.8

(1)   Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) for MHTB excludes the amounts of “Credit Costs of Trust Accounts” [5].

(2)   Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses) from core business areas[11]

=Net Business Profits (before Reversal of (Provision for) General Allowance for Loan Losses)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	(53.9)	1.1	(52.8)	(93.9)	41.1

Credit-related  Costs [26] = Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Allowance for Loan Losses [13] + Gains on Reversal of Allowances for Loan Losses, and others [19] + Credit Costs of Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs of Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Allowance for Loan Losses	28	(6.5)	1.0	(5.4)	(50.6)	45.2
Losses on Write-offs of Loans	29	(18.8)	0.0	(18.8)	(21.0)	2.2
Reversal of (Provision for) Specific Allowance for Loan Losses	30	(48.8)	0.0	(48.7)	(45.1)	(3.5)
Reversal of (Provision for) Allowance for Loan Losses to Restructuring Countries	31	24.9	—	24.9	15.9	8.9
Reversal of (Provision for) Reserve for Contingencies	32	(0.4)	—	(0.4)	2.7	(3.1)
Other (including Losses on Sales of Loans)	33	(4.2)	—	(4.2)	4.2	(8.4)
Total	34	(53.9)	1.1	(52.8)	(93.9)	41.1

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	Third Quarter of Fiscal 2025 (Accumulated Period)		Third Quarter of Fiscal 2024 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	205.8	49.9	155.8
Gains on Sales	249.5	9.1	240.4
Losses on Sales	(36.5)	35.7	(72.2)
Impairment (Devaluation)	(5.6)	0.3	(5.9)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1.5)	4.7	(6.3)
Non-Consolidated
Aggregate Figures for the 2 Banks	Third Quarter of Fiscal 2025 (Accumulated Period)		Third Quarter of Fiscal 2024 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	190.5	41.5	149.0
Gains on Sales	235.5	8.9	226.5
Losses on Sales	(31.6)	36.3	(68.0)
Impairment (Devaluation)	(11.7)	(8.5)	(3.2)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1.5)	4.7	(6.3)

Mizuho Bank	Third Quarter of Fiscal 2025 (Accumulated Period)		Third Quarter of Fiscal 2024 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	179.2	39.4	139.7
Gains on Sales	224.0	7.7	216.2
Losses on Sales	(31.4)	36.4	(67.9)
Impairment (Devaluation)	(11.7)	(9.4)	(2.3)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1.5)	4.7	(6.3)

Mizuho Trust & Banking	Third Quarter of Fiscal 2025 (Accumulated Period)		Third Quarter of Fiscal 2024 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	11.3	2.1	9.2
Gains on Sales	11.5	1.2	10.2
Losses on Sales	(0.1)	(0.0)	(0.0)
Impairment (Devaluation)	(0.0)	0.9	(0.9)
Reversal of (Provision for) Allowance for Investment Losses	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	—	—

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of December 31, 2025				As of March 31, 2025				As of September 30, 2025 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHFG (Consolidated)
Other Securities	34,900.2	1,943.9	2,531.5	587.5	28,315.4	1,244.3	1,851.8	607.4	32,394.3	1,722.2	2,254.4	532.1
Japanese Stocks	3,144.3	2,391.4	2,396.0	4.5	2,602.8	1,785.4	1,791.9	6.4	2,943.4	2,153.0	2,156.1	3.1
Japanese Bonds	14,984.1	(181.2)	6.9	188.1	11,250.8	(79.6)	7.2	86.9	13,590.0	(110.3)	7.4	117.7
Japanese Government Bonds	12,623.6	(97.0)	0.1	97.1	8,370.4	(18.6)	0.0	18.7	10,992.4	(46.3)	0.5	46.8
Other	16,771.7	(266.2)	128.6	394.8	14,461.7	(461.3)	52.7	514.1	15,860.8	(320.4)	90.8	411.3
Foreign Bonds	13,700.5	(304.6)	33.3	337.9	12,116.5	(384.9)	18.3	403.2	13,210.0	(318.1)	27.8	346.0

* In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Monetary Claims Bought” and certain items in “Other Assets” are also included.

* Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of December 31, 2025, September 30, 2025 and March 31, 2025 are ¥(85.8) billion (Foreign Bonds ¥(30.8) billion and Japanese Government Bonds ¥0.9 billion), ¥(63.8) billion (Foreign Bonds ¥(13.5) billion and Japanese Government Bonds ¥0.8 billion) and ¥33.5 billion (Foreign Bonds ¥39.7 billion and Japanese Government Bonds ¥0.9 billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments as of December 31, 2025, September 30, 2025 and March 31, 2025 are ¥1,858.1 billion (Foreign Bonds ¥(335.5) billion and Japanese Government Bonds ¥(96.0) billion), ¥1,658.4 billion (Foreign Bonds ¥(331.7) billion and Japanese Government Bonds ¥(45.4) billion) and ¥1,277.9 billion (Foreign Bonds ¥(345.2) billion and Japanese Government Bonds ¥(17.6) billion), respectively.

* Unrealized Gains/Losses on Other Securities as of December 31, 2025, September 30, 2025 and March 31, 2025 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the consolidated balance sheet by applying the fair-value hedge accounting and others.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2025				As of March 31, 2025				As of September 30, 2025 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	4,755.9	(120.4)	44.5	164.9	4,183.1	(155.7)	23.2	179.0	4,168.1	(125.6)	35.7	161.3

2-4

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of December 31, 2025				As of March 31, 2025				As of September 30, 2025 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	33,570.6	1,736.9	2,322.3	585.3	27,108.6	1,074.7	1,677.4	602.6	31,159.6	1,524.0	2,053.4	529.4
Japanese Stocks	2,879.1	2,186.0	2,189.5	3.4	2,370.4	1,616.3	1,621.5	5.2	2,684.2	1,956.1	1,958.2	2.0
Japanese Bonds	14,799.8	(180.7)	6.8	187.5	11,040.7	(78.5)	7.1	85.6	13,395.1	(109.5)	7.3	116.8
Japanese Government Bonds	12,520.6	(96.9)	0.1	97.1	8,260.5	(18.6)	0.0	18.7	10,881.4	(46.3)	0.5	46.8
Other	15,891.6	(268.3)	125.9	394.2	13,697.4	(462.9)	48.7	511.7	15,080.2	(322.5)	87.9	410.4
Foreign Bonds	13,022.7	(305.3)	32.1	337.4	11,465.4	(386.2)	15.0	401.2	12,598.7	(319.2)	26.0	345.2
MHTB
Other Securities	311.0	125.2	126.1	0.8	303.0	97.4	98.5	1.0	308.0	119.2	120.0	0.7
Japanese Stocks	170.5	125.7	125.9	0.2	146.2	97.5	98.2	0.6	166.1	119.6	119.8	0.2
Japanese Bonds	136.5	(0.4)	0.0	0.5	152.5	(0.2)	0.1	0.3	137.8	(0.3)	0.0	0.3
Japanese Government Bonds	99.8	(0.0)	—	0.0	98.7	(0.0)	—	0.0	99.9	(0.0)	—	0.0
Other	3.9	(0.0)	0.0	0.0	4.3	0.0	0.1	0.0	3.9	(0.0)	0.0	0.0
Foreign Bonds	—	—	—	—	—	—	—	—	—	—	—	—

Total
Other Securities	33,881.7	1,862.2	2,448.4	586.1	27,411.7	1,172.2	1,775.9	603.6	31,467.7	1,643.2	2,173.4	530.1
Japanese Stocks	3,049.7	2,311.7	2,315.4	3.7	2,516.6	1,713.9	1,719.8	5.8	2,850.4	2,075.7	2,078.1	2.3
Japanese Bonds	14,936.3	(181.2)	6.9	188.1	11,193.3	(78.7)	7.2	86.0	13,533.0	(109.8)	7.4	117.2
Japanese Government Bonds	12,620.5	(97.0)	0.1	97.1	8,359.2	(18.6)	0.0	18.7	10,981.3	(46.3)	0.5	46.8
Other	15,895.6	(268.3)	126.0	394.3	13,701.7	(462.8)	48.8	511.7	15,084.2	(322.6)	87.9	410.5
Foreign Bonds	13,022.7	(305.3)	32.1	337.4	11,465.4	(386.2)	15.0	401.2	12,598.7	(319.2)	26.0	345.2

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Monetary Claims Bought” are also included.
*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of December 31, 2025, September 30, 2025 and March 31, 2025 are ¥(85.8) billion (Foreign Bonds ¥(30.8) billion and Japanese Government Bonds ¥0.9 billion), ¥(63.8) billion (Foreign Bonds ¥(13.5) billion and Japanese Government Bonds ¥0.8 billion) and ¥33.5 billion (Foreign Bonds ¥39.7 billion and Japanese Government Bonds ¥0.9 billion), respectively. Unrealized Gains/Losses applying deferred hedging accounting among hedging instruments (aggregate figures for the 2 banks) as of December 31, 2025, September 30, 2025 and March 31, 2025 are ¥1,776.4 billion (Foreign Bonds ¥(336.2) billion and Japanese Government Bonds ¥(96.0) billion), ¥1,579.4 billion (Foreign Bonds ¥(332.8) billion and Japanese Government Bonds ¥(45.4) billion) and ¥1,205.7 billion (Foreign Bonds ¥(346.4) billion and Japanese Government Bonds ¥(17.6) billion), respectively.

*

Unrealized Gains/Losses on Other Securities as of December 31, 2025, September 30, 2025 and March 31, 2025 include translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships, and are recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the balance sheet by applying the fair-value hedge accounting.

2-5

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2025				As of March 31, 2025				As of September 30, 2025 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	4,755.9	(120.4)	44.5	164.9	4,183.1	(155.7)	23.2	179.0	4,168.1	(125.6)	35.7	161.3
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,755.9	(120.4)	44.5	164.9	4,183.1	(155.7)	23.2	179.0	4,168.1	(125.6)	35.7	161.3

(3) Investments in Subsidiaries and Affiliates

	(Billions of yen)
	As of December 31, 2025				As of March 31, 2025				As of September 30, 2025 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	106.1	415.3	415.3	—	106.1	276.5	276.5	—	106.1	413.5	413.5	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	106.1	415.3	415.3	—	106.1	276.5	276.5	—	106.1	413.5	413.5	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting and others.

Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of December 31, 2025		As of March 31, 2025	As of September 30, 2025 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,908.6	698.2	1,210.3	1,688.6
Japanese Stocks	2,355.8	607.2	1,748.5	2,118.3
Japanese Bonds	(181.2)	(101.5)	(79.6)	(110.3)
Japanese Government Bonds	(97.0)	(78.3)	(18.6)	(46.3)
Other	(265.9)	192.5	(458.5)	(319.3)
Foreign Bonds	(304.3)	77.7	(382.0)	(317.0)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2025		As of March 31, 2025	As of September 30, 2025 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,827.3	691.2	1,136.1	1,609.4
Japanese Stocks	2,276.8	599.1	1,677.7	2,041.8
Japanese Bonds	(181.2)	(102.4)	(78.7)	(109.8)
Japanese Government Bonds	(97.0)	(78.3)	(18.6)	(46.3)
Other	(268.3)	194.5	(462.8)	(322.6)
Foreign Bonds	(305.3)	80.8	(386.2)	(319.2)

2-6

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of December 31, 2025	Change	As of March 31, 2025	As of September 30, 2025 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	40.1	7.6	32.4	43.6
Claims with Collection Risk	425.3	(150.8)	576.2	318.5
Claims for Special Attention	390.4	(48.2)	438.6	430.4
Loans Past Due for 3 Months or More	0.9	0.6	0.2	0.5
Restructured Loans	389.5	(48.8)	438.3	429.8
Sub-total[1]	855.9	(191.3)	1,047.3	792.6
Normal Claims	113,061.1	6,630.9	106,430.1	107,911.4

Total[2]	113,917.0	6,439.6	107,477.4	108,704.1

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	328.8	232.8	95.9	319.6

	(%)
NPL ratio[1]/[2]	0.75	(0.22)	0.97	0.72

Trust Account
	(Billions of yen)
	As of December 31, 2025	Change	As of March 31, 2025	As of September 30, 2025 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—
Restructured Loans	—	—	—	—
Sub-total[3]	—	—	—	—
Normal Claims	1.0	(0.3)	1.3	1.0

Total[4]	1.0	(0.3)	1.3	1.0

				(%)
NPL ratio[3]/[4]	—	—	—	—

2-7

Mizuho Financial Group, Inc.

Consolidated + Trust Account

	(Billions of yen)
	As of December 31, 2025	Change	As of March 31, 2025	As of September 30, 2025 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	40.1	7.6	32.4	43.6
Claims with Collection Risk	425.3	(150.8)	576.2	318.5
Claims for Special Attention	390.4	(48.2)	438.6	430.4
Loans Past Due for 3 Months or More	0.9	0.6	0.2	0.5
Restructured Loans	389.5	(48.8)	438.3	429.8
Sub-total[5]	855.9	(191.3)	1,047.3	792.6
Normal Claims	113,062.1	6,630.5	106,431.5	107,912.5

Total[6]	113,918.0	6,439.2	107,478.8	108,705.1

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	328.8	232.8	95.9	319.6

	(%)
NPL ratio[5]/[6]	0.75	(0.22)	0.97	0.72

Trust account represents trust accounts with contracts indemnifying the principal amounts.

2-8

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of December 31, 2025	Change	As of March 31, 2025	As of September 30, 2025 (Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	30.4	8.2	22.2	33.8
Claims with Collection Risk	413.9	(155.4)	569.3	307.7
Claims for Special Attention	378.8	(48.1)	426.9	419.7
Loans Past Due for 3 Months or More	0.9	0.6	0.2	0.5
Restructured Loans	377.9	(48.7)	426.6	419.1
Sub-total[1]	823.2	(195.3)	1,018.5	761.2
Normal Claims	115,541.6	7,482.8	108,058.7	109,110.8

Total[2]	116,364.8	7,287.4	109,077.3	109,872.0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	326.5	232.5	94.0	317.2

	(%)
NPL ratio[1]/[2]	0.70	(0.22)	0.93	0.69

Mizuho Bank

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	30.4	8.2	22.1	33.7
Claims with Collection Risk	410.0	(151.7)	561.7	303.3
Claims for Special Attention	375.3	(44.1)	419.4	413.5
Loans Past Due for 3 Months or More	0.9	0.6	0.2	0.5
Restructured Loans	374.4	(44.7)	419.1	412.9
Sub-total[3]	815.8	(187.5)	1,003.4	750.6
Normal Claims	113,135.3	7,656.4	105,478.9	106,639.2

Total[4]	113,951.2	7,468.8	106,482.3	107,389.9

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	326.3	232.5	93.7	317.0

	(%)
NPL ratio[3]/[4]	0.71	(0.22)	0.94	0.69

2-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.0	0.0
Claims with Collection Risk	3.8	(3.7)	7.5	4.3
Claims for Special Attention	3.4	(4.0)	7.4	6.1
Loans Past Due for 3 Months or More	—	—	—	—
Restructured Loans	3.4	(4.0)	7.4	6.1
Sub-total[5]	7.3	(7.7)	15.1	10.5
Normal Claims	2,405.2	(173.2)	2,578.4	2,470.4

Total[6]	2,412.5	(180.9)	2,593.5	2,481.0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	0.2	(0.0)	0.2	0.2

				(%)
NPL ratio[5]/[6]	0.30	(0.27)	0.58	0.42

(Trust Account)

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Loans Past Due for 3 Months or More	—	—	—	—
Restructured Loans	—	—	—	—
Sub-total[7]	—	—	—	—
Normal Claims	1.0	(0.3)	1.3	1.0

Total[8]	1.0	(0.3)	1.3	1.0

				(%)
NPL ratio[7]/[8]	—	—	—	—

Trust account represents trust accounts with contracts indemnifying the principal amounts.

2-10

Mizuho Financial Group, Inc.

5. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2025	Change	As of March 31, 2025	As of September 30, 2025 (Reference)
MHBK	153,616.5	568.6	153,047.8	154,828.1
MHTB	1,687.6	(195.0)	1,882.7	1,753.5

Total	155,304.2	373.6	154,930.5	156,581.6

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2025	Change	As of March 31, 2025	As of September 30, 2025 (Reference)
MHBK	118,416.2	(3,800.8)	122,217.0	120,600.3
Individual deposits	49,116.9	782.7	48,334.1	48,277.9
MHTB	1,687.6	(195.0)	1,882.7	1,753.5
Individual deposits	672.9	(22.8)	695.8	693.9

Total	120,103.9	(3,995.8)	124,099.8	122,353.9

Individual deposits	49,789.8	759.8	49,030.0	48,971.8

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2025	Change	As of March 31, 2025	As of September 30, 2025 (Reference)
MHBK	96,584.8	4,969.6	91,615.2	91,720.8
MHTB	2,393.2	(182.0)	2,575.2	2,460.7

Total	98,978.1	4,787.6	94,190.4	94,181.5

Note: Loans to MHFG are included as follows:

As of December 31, 2025: ¥645.0 billion (from MHBK)

As of September 30, 2025: ¥265.0 billion (from MHBK)

As of March 31, 2025: ¥530.0 billion (from MHBK)

2-11

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

		(%)
		Third Quarter of Fiscal 2025 (Accumulated Period)		Third Quarter of Fiscal 2024 (Accumulated Period)
Mizuho Bank			Change
Return on Loans and Bills Discounted	1	1.26	0.35	0.91
Cost of Deposits	2	0.19	0.14	0.04

Loan and Deposit Rate Margin [1]-[2]	3	1.07	0.20	0.86

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	4	1.28	0.34	0.94
Loan and Deposit Rate Margin [4]-[2]	5	1.09	0.20	0.89

		(%)
		Third Quarter of Fiscal 2025 (Accumulated Period)		Third Quarter of Fiscal 2024 (Accumulated Period)
Mizuho Trust & Banking			Change
Return on Loans and Bills Discounted	6	1.03	0.27	0.76
Cost of Deposits	7	0.24	0.17	0.07

Loan and Deposit Rate Margin [6]-[7]	8	0.78	0.10	0.68

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	9	1.03	0.27	0.76
Loan and Deposit Rate Margin [9]-[7]	10	0.78	0.10	0.68

(Reference)		(%)
		Third Quarter of Fiscal 2025 (Accumulated Period)		Third Quarter of Fiscal 2024 (Accumulated Period)
Aggregate Figures for the 2 Banks			Change

Return on Loans and Bills Discounted	11	1.25	0.34	0.90
Cost of Deposits	12	0.19	0.14	0.04

Loan and Deposit Rate Margin [11]-[12]	13	1.06	0.19	0.86

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	14	1.27	0.34	0.93
Loan and Deposit Rate Margin [14]-[12]	15	1.08	0.19	0.88

2-12

Mizuho Financial Group, Inc.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	(Millions of yen)
	As of December 31, 2025 (A)	As of March 31, 2025 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥58,408,270	¥69,747,184	¥(11,338,914)
Call Loans	387,362	249,360	138,001
Receivables under Resale Agreements	9,476,734	10,023,199	(546,465)
Guarantee Deposits Paid under Securities Borrowing Transactions	135,820	127,638	8,181
Monetary Claims Bought	597,781	493,032	104,748
Trading Assets	10,281,902	7,782,207	2,499,694
Money Held in Trust	500	505	(5)
Securities	41,676,252	34,405,103	7,271,148
Loans and Bills Discounted	96,584,876	91,615,228	4,969,648
Foreign Exchanges	2,927,244	2,042,083	885,161
Derivatives other than for Trading Assets	7,780,694	6,066,571	1,714,123
Other Assets	4,997,384	5,558,146	(560,762)
Tangible Fixed Assets	852,484	855,824	(3,340)
Intangible Fixed Assets	532,711	505,728	26,982
Prepaid Pension Cost	266,231	375,645	(109,413)
Deferred Tax Assets	230,102	276,640	(46,538)
Customers’ Liabilities for Acceptances and Guarantees	13,356,571	11,573,662	1,782,909
Allowance for Loan Losses	(534,106)	(719,269)	185,163
Allowance for Investment Losses	—	(2)	2

Total Assets	¥247,958,818	¥240,978,492	¥6,980,326

Liabilities
Deposits	¥153,616,557	¥153,047,861	¥568,696
Negotiable Certificates of Deposit	15,362,656	14,052,123	1,310,533
Call Money	2,238,434	2,169,376	69,057
Payables under Repurchase Agreements	15,001,070	19,411,662	(4,410,592)
Guarantee Deposits Received under Securities Lending Transactions	551,522	356,931	194,590
Commercial Paper	3,529,066	2,138,133	1,390,933
Trading Liabilities	7,192,729	5,646,893	1,545,836
Borrowed Money	14,345,894	12,955,564	1,390,329
Foreign Exchanges	1,461,087	1,061,680	399,406
Bonds and Notes	742,577	407,973	334,603
Derivatives other than for Trading Liabilities	9,248,887	7,147,566	2,101,321
Other Liabilities	4,070,697	4,115,826	(45,128)
Reserve for Bonus Payments	37,605	54,510	(16,905)
Reserve for Variable Compensation	629	587	41
Reserve for Possible Losses on Sales of Loans	2,041	1,266	775
Reserve for Contingencies	9,460	8,616	844
Reserve for Reimbursement of Deposits	5,247	6,814	(1,567)
Reserve for Reimbursement of Debentures	13,854	19,965	(6,111)
Deferred Tax Liabilities for Revaluation Reserve for Land	45,281	47,059	(1,777)
Acceptances and Guarantees	13,356,571	11,573,662	1,782,909

Total Liabilities	240,831,873	234,224,077	6,607,796

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,259,392	—
Capital Reserve	660,805	660,805	—
Other Capital Surplus	1,598,587	1,598,587	—
Retained Earnings	2,921,095	2,715,665	205,430
Appropriated Reserve	724,535	624,534	100,000
Other Retained Earnings	2,196,559	2,091,130	105,429
Retained Earnings Brought Forward	2,196,559	2,091,130	105,429

Total Shareholders’ Equity	6,584,553	6,379,123	205,430

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,214,990	752,993	461,997
Net Deferred Hedge Gains (Losses), net of Taxes	(767,422)	(476,383)	(291,038)
Revaluation Reserve for Land, net of Taxes	94,823	98,682	(3,859)

Total Valuation and Translation Adjustments	542,391	375,291	167,099

Total Net Assets	7,126,944	6,754,415	372,529

Total Liabilities and Net Assets	¥247,958,818	¥240,978,492	¥6,980,326

2-13

Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	(Millions of yen)
	For the nine months ended December 31, 2025 (A)	For the nine months ended December 31, 2024 (B)	Change (A) - (B)
Ordinary Income	¥4,677,144	¥4,992,525	¥(315,380)
Interest Income	3,582,789	3,859,015	(276,225)
Interest on Loans and Bills Discounted	1,920,591	2,007,059	(86,468)
Interest and Dividends on Securities	640,897	608,912	31,985
Fee and Commission Income	535,732	500,073	35,658
Trading Income	157,073	171,165	(14,092)
Other Operating Income	162,799	168,848	(6,049)
Other Ordinary Income	238,749	293,421	(54,672)

Ordinary Expenses	3,820,999	4,213,613	(392,614)
Interest Expenses	2,602,652	3,078,361	(475,708)
Interest on Deposits	1,195,344	1,306,974	(111,630)
Fee and Commission Expenses	224,540	204,543	19,996
Trading Expenses	1,076	—	1,076
Other Operating Expenses	143,440	163,553	(20,113)
General and Administrative Expenses	712,835	651,445	61,390
Other Ordinary Expenses	136,453	115,709	20,743

Ordinary Profits	856,145	778,912	77,233

Extraordinary Gains	59,927	47,284	12,642

Extraordinary Losses	10,645	7,906	2,738

Profit before Income Taxes	905,426	818,289	87,136
Income Taxes:
Current	235,645	203,185	32,460
Deferred	(31,793)	13,764	(45,557)

Profit	¥701,575	¥601,340	¥100,234

2-14